82-34719

SECURITAS

RECEIVED

2007 APR 19 P 12:02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press Release from Securitas AB

April 3, 2007

SUPPL

Securitas AB publishes Annual Report 2006

The Annual Report 2006 for Securitas AB is now available in English and Swedish at Securitas AB's website www.securitas.com. The printed Annual Report will be distributed to shareholders commencing April 10, 2007.

As previously announced, Securitas Annual General Meeting 2007 will take place in Stockholm on April 17. Further details can be found at the company's website www.securitas.com/agm2007. Last day to register for attendance is April 11.

This press release is also available at: **www.securitas.com**

Information:

Alf Göransson, President and CEO Securitas AB +46 (0) 8 657 74 00
Håkan Winberg, Executive Vice President and CFO +44 (0) 20 8432 6554
Henrik Brehmer, Senior Vice President Investor Relations +44 (0) 20 8432 6523

4/19

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

SECURITAS

Press Release from Securitas AB

March 29, 2007

Securitas acquires Protection Service in France

Securitas acquires Protection Service in France with estimated total sales in 2006 of MEUR 29 (MSEK 270) and 1,245 employees. Enterprise value is MEUR 1,9 (MSEK 17,7).

The company is focused on retail clients and Securitas takes over personnel and clients representing the Protection Service operations. With the acquisition, Securitas becomes the leading player in the French private security market for retail customers.

The acquisition will be integrated in Securitas as of April 1, 2007

This press release is also available at: www.securitas.com

Information:

Alf Göransson, President and CEO Securitas AB	+46 (0) 8 657 74 00
Håkan Winberg, Executive Vice President and CFO	+44 (0) 20 8432 6554
Henrik Brehmer, Senior Vice President Investor Relations	+44 (0) 20 8432 6523

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

END